

September 17, 2010

Via U.S. Mail and Fax (561) 688-8893

Stephen J. Hansbrough
Chairman and Chief Executive Officer
HearUSA, Inc.
1250 Northpoint Parkway
West Palm Beach, Florida 33407

> **Re: HearUSA, Inc.**
> **Form 10-K for the Fiscal Year Ended December 26, 2009**
> **Filed March 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 26, 2010**
> **Form 10-Q for the Quarterly Period Ended June 26, 2010**
> **Filed August 10, 2010**
> **File No. 001-116655**

Dear Mr. Hansbrough:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 26, 2009

Item 7. Management's Discussion and Results of Operations and Financial Condition, page 20

Liquidity and Capital Resources, page 23

1.   Please expand your disclosure to identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to

result in your liquidity increasing or decreasing in any material way. For example, provide a discussion regarding your Siemens credit facility and loan covenants as described in Note 7 on page 49 and your ability to generate income in light of your history of losses from continuing operations. Refer to Item 303(a)(1) of Regulation S-K.

Critical Accounting Policies, page 24

Goodwill, page 24

2. Please tell us the percentage by which the fair value of your reporting units exceeded carrying value as of the date of the most recent test. If material goodwill does not exist at reporting units that are at risk of failing step one or no reporting units are at risk, please disclose that fact. Otherwise, if any of your reporting units are at risk of failing step one of the impairment test, please disclose:
   - The percentage by which fair value exceed carry value as of the most recent test;
   - The amount of goodwill allocated to the reporting unit;
   - A description of the methods and key assumptions used and how the assumptions were determined;
   - A discussion of the degree of uncertainty associated with the key assumptions; and
   - A discussion of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Item 8. Financial Statements and Supplementary Data, page 29

Consolidated Balance Sheets, page 31

3. Please tell us why there is no carrying value assigned to the Series J preferred stock.

Notes to Consolidated Financial Statements, page 36

Note 1. Description of the Company and Summary of Significant Accounting Policies, page 36

Marketing Allowances, page 41

4. Please disclose the amount of marketing allowances recorded as an offset to advertising expense for each year presented. In addition, please disclose whether the amount of advertising costs disclosed under the "Advertising Costs" subheading include or exclude marketing allowances.

Exhibit 10.8 Second Amended and Restated Credit Agreement

5. We note that you have not included Exhibit C and the schedules to the Second Amended and Restated Credit Agreement, dated December 30, 2006, that was originally filed on April 6, 2007, and is incorporated by reference into this Form 10-K. Please review this, and all of your material agreements, and file any exhibits, schedules and/or appendices to

these agreements. Refer to Rule 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Definitive Proxy Statement on Schedule 14A filed March 26, 2010

Proposal No. 1 Election of Directors, page 3

6. For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K.

7. We note your disclosure on page 6 regarding the establishment of a Lead Independent Director, and that Mr. Hansbrough serves as your President, Chief Executive Officer and Chairman of the Board. Please expand your disclosure to indicate why you have determined that your leadership structure is appropriate given your specific characteristics and circumstances. See Item 407(h) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 26, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 22

Revenues, page 22

8. In the first full paragraph on page 22 you attribute your decrease in revenues primarily to "the loss of revenue related to a number of insurance plans eliminating, changing or limiting their hearing care benefits." We note that you provide similar disclosure on page 20 of your Form 10-Q for the preceding quarterly period ended March 27, 2010. Please expand your disclosure to discuss whether you expect this trend to continue and how it may impact your plans to expand, your available liquidity, or any other factors. Refer to Item 303 of Regulation S-K and SEC Release 333-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or in her absence Bill Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director